U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

  Falk                              Johanna                A.
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   (Last)                           (First)             (Middle)

  82 Whitestone Lane
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                                    (Street)

  Rochester                          NY                 14618
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

  Home Properties of New York, Inc. (HME)

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

      August 29, 2002 - See footnotes 1, 2 and 4

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [_]  10% Owner
     [x]  Officer (give title below)           [_]  Other (specify below)

     Senior Vice President
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [x]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________
===============================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, Par value $.01          01/30/02       G        V      2           A                              D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, Par value $.01          02/04/02       A               800         A              13,587          D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, Par value $.01          01/02/02       G        V      600         A
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Common Stock, Par value $.01         (1)             J(1)           78           A              4,157                    I By
                                                                                                                          spouse
                                                                                                                          in
                                                                                                                          custodial
                                                                                                                          accounts
                                                                                                                          for minor
                                                                                                                          children
====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Option to Purchase  $19.00   *        *    *    *     *      *        *        *         *                1,400     D
 Common Stock
-----------------------------------------------------------------------------------------------------------------------------------
Option to Purchase  $23.69   *        *    *    *     *      *        *        *         *                823       D
 Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Option to Purchase  $26.50   *        *    *    *     *      *        *        *         *                1,000     D
 Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Option to Purchase  $25.1250 *        *    *    *     *      *        *        *         *                1,000     D
 Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Option to Purchase  $27.1250 *        *    *    *     *      *        *        *         *                10,000    D
 Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Option to Purchase  $31.3750 *        *    *    *            *        *        *         *                10,000    D
 Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Option to Purchase  $30.15   *        *    *    *            *        *        *         *                10,000    D
 Common Stock
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Option to Purchase  $34.65   08/05/02 A    V   10,000       08/05/03  08/05/12 Common    10,000           10,000    D
 Common Stock                                                                  Stock
------------------------------------------------------------------------------------------------------------------------------------
Phantom Stock Unit  1-for-1  (2)      D(2) V          85(2)(3)       (3)      Common              (2)     487       D
                                                                               Stock
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====================================================================================================================================

Explanation of Responses:

(1) Represents shares acquired during the fiscal year under the Company's Dividend Reinvestment Plan on various dividend payment dates from January 1, 2002 through August 29, 2002 in transactions that were exempt from
Section 16(b)and at prices ranging from $31.6197 to $33.6346 per share. This information is not required to be reported.

(2) Represents phantom stock units accrued to the Reporting Person's account pursuant to the Issuer's Deferred Bonus Plan from January 1, 2002 through August 29, 2002 at prices ranging from $31.6197 to $33.6346 per unit, including hypothetical dividends accrued pursuant to the dividend reinvestment feature of the plan. The number issued of 96 is net of 181 units the value of which was used to pay withholding tax on phantom units that settled earlier in 2002.

(3) The Reporting Person's account will be paid in the form of the Issuer's common stock on or about the 3rd, 5th or 10th anniversary of the deferral depending on the election of the Reporting Person.

(4) Please note that the diclosed items were not previously required to be disclosed on a current basis.




/s/ Johanna A. Falk by Ann M. McCormick attorney-in-fact    August 30, 2002
---------------------------------------------            -----------------------
**Signature of Reporting Person                                 Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Alternatively, this form is permitted to be submitted to the Commission in electronic format at the option of the Reporting Person pursuant to Rule 101(b)(4)of Regulation S-T.
                                                                          Page 2





                                POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints each of Ann M. McCormick and David P. Gardner, signing singly, the undersigned's true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned, in the undersigned's capacity as a director of Home Properties of New York, Inc. (the "Company"), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 and timely file such form with the United States Securities and Exchange Commission, the New York Stock Exchange and the Company and any other required recipient; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to the undersigned's holdings of and transaction in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 22nd day of August, 2002.

                                /s/ Johanna A. Falk
                             ---------------------------------
                                    Signature